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                                                                    Exhibit 99.2


PART I, ITEM 3 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 29, 1995


ITEM 3.  LEGAL PROCEEDINGS


There are no material legal proceedings pending against the Company.


The information in this paragraph is required by Security and Exchange Commission regulations that mandate disclosure of any environmental-related fine that may exceed $100,000. In January 1996, asbestos-containing material was inadvertently removed by an independent contractor hired by the Company in connection with certain renovations at a facility managed by the Company. The Company promptly caused the material to be contained and the condition fully remediated in accordance with all applicable governmental regulations. The U.S. Occupational Safety and Health Administration ("OSHA") has investigated the matter and may take action to impose a fine against the Company, although the Company believes that it has meritorious defenses against and intends to vigorously contest any monetary sanction. OSHA has indicated that the maximum amount of any fine would be less than $2,000,000. The Company believes that resolution of this matter will not have a material effect on the Company or its business or assets.